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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF DECEMBER, 2001



                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                      --            --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                       --   --
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                              VISIBLE GENETICS INC.

         On December 26, 2001, we issued a press release announcing that we have closed a private placement of 2,637,890 common shares at US$8.34 per share, for total proceeds of US$22 million. The per-share price represents a 16% discount to the average closing price of the company's common shares for the ten trading days prior to closing of the offering. The shares were placed directly with U.S. institutional investors. The funds will be used for general working capital purposes.

         The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We intend to file a shelf registration statement with the U.S. Securities and Exchange Commission covering the shares issued in the private placement within 45 days.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements, claims that our intellectual property may interfere with the rights of others, ability to obtain regulatory approvals, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649, 333-32258 and 333-40616) and our
outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.





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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.


Date: December 26, 2001                     By: /S/ THOMAS J. CLARKE
                                                --------------------
                                                Name: Thomas J. Clarke
                                                Title: Chief Financial Officer